UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

George P. Doyle

2141 Rosecrans Avenue

Suite 2100

El Segundo, CA 90245

Telephone: (310) 598-3173

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Landmark Dividend LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,363,698(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,363,698(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,363,698(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.5%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents 3,135,109 subordinated units representing limited partner interests (“Subordinated Units”) in Landmark Infrastructure Partners LP (the “Issuer”) and 228,589 common units representing limited partner interests in the Issuer (“Common Units”), each held directly by Landmark Dividend LLC (“Landmark”).

(b) Percentage reported is based upon 11,820,144 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 14,955,253 units outstanding on November 19, 2015, as confirmed by the Issuer after giving effect to the transactions discussed herein.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Landmark Dividend Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,647,384(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,647,384(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,647,384(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  228,589 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 283,686 Common Units held directly by Landmark Z-Unit Holdings LLC (“Landmark Z-Unit”). Landmark is indirectly owned and managed by Landmark Dividend Holdings LLC (“Landmark Holdings”). Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark Holdings, LLC (“AIM Landmark”), directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM Universal Holdings, LLC (“AIM”).  Accordingly, AIM ultimately controls all of the Common Units and Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 11,820,144 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 14,955,253 units outstanding on November 19, 2015, as confirmed by the Issuer after giving effect to the transactions discussed herein.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AIM Landmark Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,647,384(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,647,384(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,647,384(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  228,589 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 283,686 Common Units held directly by Landmark Z-Unit.  AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units and the Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 11,820,144 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 14,955,253 units outstanding on November 19, 2015, as confirmed by the Issuer after giving effect to the transactions discussed herein.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AIM Universal Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,647,384(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,647,384(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,647,384(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  228,589 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 283,686 Common Units held directly by Landmark Z-Unit.  AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units and the Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 11,820,144 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 14,955,253 units outstanding on November 19, 2015, as confirmed by the Issuer after giving effect to the transactions discussed herein.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Issuer”), and subordinated units representing limited partner interests in the Issuer (“Subordinated Units”).  The Subordinated Units convert into Common Units on a one-for-one basis upon the expiration of the subordination period described in the Issuer’s Registration Statement on Form S-11 (Registration No. 333-199221).  The principal executive offices of the Issuer are located at 2141 Rosecrans Avenue, Suite 2100, El Segundo, CA 90245.

Item 2. Identity and Background

(a) This Schedule 13D is filed by (i) Landmark Dividend LLC, a Delaware limited liability company (“Landmark”), (ii) Landmark Dividend Holdings LLC, a Delaware limited liability company (“Landmark Holdings”), (iii) AIM Landmark Holdings, LLC, a Delaware limited liability company (“AIM Landmark”), and (iv) AIM Universal Holdings, LLC, a Delaware limited liability company (“AIM”). Landmark is indirectly owned and managed by Landmark Holdings. Landmark Z-Unit Holdings LLC, a Delaware limited liability company (“Landmark Z-Unit”), is directly owned and managed by Landmark Holdings. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM.  Accordingly, AIM ultimately controls all of the Common Units and Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit. The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The business address of AIM and AIM Landmark is 950 Tower Lane, Suite 800, Foster City, CA 94404. The business address of Landmark and Landmark Holdings is 2141 Rosecrans Avenue, Suite 2100, El Segundo, CA 90245.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

Landmark is an entity formed for purposes of acquiring real property interests underlying infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. In addition to the Common Units and Subordinated Units reported herein, Landmark also owns a 100% limited liability company interest in Landmark Infrastructure Partners GP LLC, a Delaware limited liability company (“Issuer GP”), which is the general partner of the Issuer and owns all of the incentive distribution rights (“IDRs”) in the Issuer. Landmark Z-Unit is an entity formed for purposes of holding Common Units in the Issuer until their distribution at the direction of Holdings. The principal business of Landmark Holdings is to indirectly own and manage Landmark.  The principal business of AIM Landmark is to own and manage Landmark Holdings. AIM’s principal business is providing administrative and ministerial services to a variety of entities structured to hold investments in infrastructure, natural resources and real property companies.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), Landmark was the owner of a 100% limited partner interest in the Issuer. In connection with the closing of the IPO: (i) Landmark Dividend Growth Fund - A LLC and Landmark Dividend Growth Fund - D LLC contributed substantially all of their assets and liabilities to the Issuer in exchange for, in the aggregate, 1,702,665 Common Units, 1,068,114 Subordinated Units and cash, which was then distributed to their respective members, including Landmark, as part of each fund’s liquidation; (ii) Landmark purchased from the Issuer an additional 2,066,995 Subordinated Units for cash at the initial public offering price using funds contributed by Landmark Holdings, its sole member, which received capital investments from certain of its members; and (iii) the Issuer issued a non-economic general partner interest and the IDRs to Issuer GP.

On August 18, 2015, pursuant to a Membership Interest Contribution Agreement, the Issuer and its subsidiaries acquired assets from Landmark Dividend Growth Fund - E LLC (“Fund E”), consisting of 100% of the membership interests in LD Acquisition Company 11 LLC. The consideration paid to Fund E consisted of the assumption of indebtedness, cash and 1,998,852 Common Units, which were then distributed to its respective members, including 171,737 Common Units that were distributed to Landmark, as part of Fund E’s liquidation.  The foregoing description of the Membership Interest Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Membership Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 19, 2015, which exhibit is incorporated in its entirety herein.

On November 19, 2015, pursuant to a Membership Interest Contribution Agreement (the “Fund C Contribution Agreement”), the Issuer and its subsidiaries acquired assets from Landmark Dividend Growth Fund - C LLC (“Fund C”), consisting of 100% of the membership interests in LD Acquisition Company 8 LLC. The consideration paid to Fund C consisted of the assumption of indebtedness, cash and 847,260 Common Units. Also on November 19, 2015, and pursuant to a separate Membership Interest Contribution Agreement (the “Fund F Contribution Agreement”), the Issuer and its subsidiaries acquired assets from Landmark Dividend Growth Fund - F LLC (“Fund F”), consisting of 100% of the membership interests in LD Acquisition Company 10 LLC. The consideration paid to Fund F consisted of the assumption of indebtedness, cash and 1,266,317 Common Units. In connection with the liquidations of Fund C and Fund F, the Common Units received by Fund C and Fund F were then distributed to their respective direct and indirect members, including 56,852 Common Units to Landmark and 283,686 Common Units to Landmark Z-Unit.  The foregoing description of the Fund C Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Membership Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015, which exhibit is incorporated in its entirety herein. The foregoing description of the Fund F Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Membership Interest Contribution Agreement filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015, which exhibit is incorporated in its entirety herein.

4. Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto. Landmark is the sole member of Issuer GP and has the power to elect all of the members of the board of directors of Issuer GP.

In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

In connection with the closing of the IPO, the Issuer entered into an omnibus agreement with Landmark, Issuer GP and certain subsidiaries of Landmark (the “Remaining Landmark Funds”) pursuant to which the Remaining Landmark Funds granted the Issuer a right of first offer on real property interests that they currently own or acquire in the future before selling or transferring those assets to any third party. Neither Landmark nor any of the Remaining Landmark Funds are obligated to offer to sell any assets to the Issuer, except pursuant to the right of first offer, which the Remaining Landmark Funds are obligated to offer to sell to the Issuer, but only if and when they otherwise decide, in their sole discretion, to dispose of such assets. In addition, the Issuer is under no obligation to buy any additional assets from Landmark or the Remaining Landmark Funds. The consideration to be paid by the Issuer for any such assets could include the issuance of additional Common Units.

(a)-(j) Except for the matters set forth in Items 3 and 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Landmark is indirectly owned and managed by Landmark Holdings. Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. AIM is managed by Robert B. Hellman, Matthew P. Carbone and Judy N. Bornstein, and voting and investment determinations with respect to the securities held by Landmark and Landmark Z-Unit are ultimately controlled by the following AIM persons: Robert B. Hellman, Matthew P. Carbone, Judy N. Bornstein, Brian Barlow, Ryan Barnes, Edward Diffendal, Jonathan A. Contos, Matthew Garibaldi, Nancy Katz and Edmond G. Leung. Accordingly, each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(a)-(b) The percent of class provided for each reporting person below is based on 11,820,144 Common Units and 3,135,109 Subordinated Units (for an aggregate of 14,955,253 units representing limited partner interests in the Issuer) outstanding as of November 19, 2015, based on information provided by the Issuer.

1.    Landmark Dividend LLC

A.   Amount beneficially owned:     3,363,698

B.   Percent of class:     22.5%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,363,698

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,363,698

iv.   Shared power to dispose or to direct the disposition of:     0

2.    Landmark Dividend Holdings LLC

A.   Amount beneficially owned:     3,647,384

B.   Percent of class:     24.4%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,647,384

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,647,384

iv.   Shared power to dispose or to direct the disposition of:     0

3.    AIM Landmark Holdings, LLC

A.   Amount beneficially owned:     3,647,384

B.   Percent of class:     24.4%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,647,384

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,647,384

iv.   Shared power to dispose or to direct the disposition of:     0

4.    AIM Universal Holdings, LLC

A.   Amount beneficially owned:     3,647,384

B.   Percent of class:     24.4%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote: 3,647,384

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of: 3,647,384

iv.   Shared power to dispose or to direct the disposition of:     0

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. The Partnership Agreement additionally contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 25, 2014, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1

Membership Interest Contribution Agreement, dated as of August 18, 2015, by and among Landmark Dividend Growth Fund — E LLC, Landmark Infrastructure Partners LP and Landmark Dividend LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on August 18, 2015).

99.2

Membership Interest Contribution Agreement, dated as of November 19, 2015, by and among Landmark Dividend Growth Fund — C LLC, Landmark Infrastructure Partners LP and Landmark Dividend LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the

Commission on November 20, 2015).

99.3

Membership Interest Contribution Agreement, dated as of November 19, 2015, by and among Landmark Dividend Growth Fund — F LLC, Landmark Infrastructure Partners LP and Landmark Dividend LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on November 20, 2015).

99.4

First Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on November 25, 2014).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

AIM Landmark Holdings, LLC

By:	AIM Universal Holdings, LLC,
its manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of November 25, 2015.

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

AIM Landmark Holdings, LLC

By:	AIM Universal Holdings, LLC,
its manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Landmark Dividend LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Arthur P. Brazy, Jr.	Chief Executive Officer of Landmark Dividend LLC	(2)	United States
Jeffrey J. Knyal	Vice-Chair of Landmark Dividend LLC	(2)	United States
George P. Doyle	Chief Financial Officer and Treasurer of Landmark Dividend LLC	(2)	United States
Daniel E. Rebeor	General Counsel and Secretary of Landmark Dividend LLC	(2)	United States
Daniel R. Parsons	Chief Information Officer & Executive Vice President of Operations of Landmark Dividend LLC	(2)	United States

Board of Managers

Managed by the Board of Managers of Landmark Dividend Holdings LLC

Landmark Dividend Holdings LLC

Executive Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Arthur P. Brazy, Jr.	Chief Executive Officer of Landmark Dividend LLC	(2)	United States
Jeffrey J. Knyal	Vice-Chair of Landmark Dividend LLC	(2)	United States
George P. Doyle	Chief Financial Officer and Treasurer of Landmark Dividend LLC	(2)	United States
Daniel E. Rebeor	General Counsel and Secretary of Landmark Dividend LLC	(2)	United States
Daniel R. Parsons	Chief Information Officer & Executive Vice President of Operations of Landmark Dividend LLC	(2)	United States

Board of Managers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Matthew P. Carbone	Managing Director of American Infrastructure Funds, LLC	(1)	United States
Edmond G. Leung	Principal of American Infrastructure Funds, LLC	(1)	United States
Fenton R. Talbott	Director of Landmark Dividend Holdings	(1)	United States

	LLC
Jonathan A. Contos	Vice President of American Infrastructure Funds, LLC	(1)	United States
Arthur P. Brazy, Jr.	Chief Executive Officer of Landmark Dividend LLC	(2)	United States
Jeffrey J. Knyal	Vice-Chair of Landmark Dividend LLC	(2)	United States
James Brown	Managing Director, AVG Ventures	(3)	United States
Trevor Brock	Managing Director of Brock Capital Group, LLC	(4)	United States
David Hollon	President of Brock Capital Group, LLC	(4)	United States

AIM Landmark Holdings, LLC

Executive Officers

None

Board of Managers

Managed by AIM Universal Holdings, LLC

AIM Universal Holdings, LLC

Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Robert B. Hellman	Managing Director and Chief Executive Officer of American Infrastructure Funds, LLC	(1)	United States
Judy N. Bornstein	Managing Director and Chief Financial Officer of American Infrastructure Funds, LLC	(1)	United States
Matthew P. Carbone	Managing Director of American Infrastructure Funds, LLC	(1)	United States

Investment Committee Members of Affiliates of AIM Universal Holdings, LLC and AIM Landmark Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Robert B. Hellman	Managing Director and Chief Executive Officer of American Infrastructure Funds, LLC	(1)	United States
Judy N. Bornstein	Managing Director and Chief Financial Officer of American Infrastructure Funds, LLC	(1)	United States
Matthew P. Carbone	Managing Director of American Infrastructure Funds, LLC	(1)	United States
Brian Barlow	Managing Director of American Infrastructure Funds, LLC	(1)	United States
Ryan Barnes	Managing Director of American Infrastructure Funds, LLC	(1)	United States
Edward Diffendal	Managing Director of American Infrastructure Funds, LLC	(1)	United States

Nancy Katz	Managing Director of American Infrastructure Funds, LLC	(1)	United States
Edmond G. Leung	Principal of American Infrastructure Funds, LLC	(1)	United States
Jonathan A. Contos	Vice President of American Infrastructure Funds, LLC	(1)	United States
Matthew Garibaldi	Vice President of American Infrastructure Funds, LLC	(1)	United States

(1) c/o AIM Universal Holdings, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404.

(2) 2141 Rosecrans Avenue, Suite 2100, El Segundo, CA 90245.

(3) 500 Ygnacio Valley Road, Suite 330, Walnut Creek, CA 94596

(4) c/o Brock Capital Group, LLC, 8901 Gaylord Drive, Suite 230, Houston, TX 77024